January 19, 2011

Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd
New No. 83, Xinnan Road, Wahou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re:** **China SHESAYS Medical Cosmetology Inc.**
> **Registration Statement on Form S-1**
> **Filed January 6, 2011**
> **File No. 333-171574**

Dear Mr. Zhang:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form in the following material respect. We note that the financial statements for the two years ended December 31, 2009 and December 31, 2008 do not give consideration to the effect of the recapitalization that occurred in June 2010.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jie Xiu, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0700